

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 14, 2016

Larry Beazer
Chief Executive Officer
Triton Acquisitions Company
432 North Larkspur Street
Gilbert, AZ 85234

> **Re: Triton Acquisitions Company**
> **Registration Statement on Form S-1**
> **Filed August 18, 2016**
> **File No. 333-213197**

Dear Mr. Beazer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please revise your filing to clarify whether the offering proceeds will be deposited in a trust account or escrow account. In this regard, your Exhibit 10.1, while described in the exhibit index as a Trust Agreement, appears to be an escrow agreement between the company and Branch Banking and Trust Company.

Prospectus Summary, page 7

3.   We note the disclosure that Mr. Beazer "is bound by Rule 419 as it relates to the sale of his shares." Please confirm whether Mr. Beazer is selling shares in the offering and, if so, please revise your filing to reflect that Mr. Beazer is a selling shareholder.

Risk Factors, page 12

4.   Please expand your risk factor titled "No Operating History or Revenue and Minimal Assets Results in No Assurance of Success" to discuss that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Plan of Distribution, page 21

5.   You disclose the fee of the trustee is $2,500 in the first paragraph of page 23. However, we note that Attachment I to the Subscription Escrow Agreement filed as Exhibit 10.1 references an administration fee of $1,000 per annual billing period. Please reconcile these contrasting disclosures and/or explain how you computed the fee disclosed in your prospectus. We note you also disclose the trust fees as $2,500 under the "Other Expenses of Issuance and Distribution" disclosure on page II-1.

Security Ownership of Certain Beneficial Owners and Management, page 33

6.   Please revise to identify the security ownership of management. In this regard, we note your risk factor entitled "[t]he shares eligible for future sale…" on page 17 in which you disclose that all 8,000 of your outstanding securities are held by Mr. Beazer. Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please also identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by Advanced Business Strategies, LLC, which based on your prior disclosure appears to be Mr. Beazer.

Financial Statements

7.   We note your disclosure on page 7 stating that your fiscal year ends on April 30 and your disclosure on page 28 indicating your intention to file Form 8A concurrently to register under §13 of the Exchange Act. Given that your financial statements from inception through June 30, 2016 do not correspond to either an annual or interim fiscal period, please clarify your plans to transition your financial reporting to periods that will coincide with your chosen fiscal year, relative to the effectiveness of the registration statement, considering the guidance in Rule 8-08 of Regulation S-X.

Prospectus Back Cover Page

8.   Please add the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Larry Beazer
Triton Acquisitions Company
September 14, 2016
Page 4

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources

cc: Elaine Dowling, Esq.
        EAD Law Group, LLC